United States securities and exchange commission logo





                             May 22, 2024

       Chris Ehrlich
       Chief Executive Officer
       Launch One Acquisition Corp.
       180 Grand Avenue
       Suite 1530
       Oakland, CA 94612

                                                        Re: Launch One
Acquisition Corp.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 10,
2024
                                                            CIK No. 0002015502

       Dear Chris Ehrlich:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 7, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering . . . , page 76

   1. We note that the non-managing sponsor investors have expressed an interest to purchase
                                                        "substantially all of
the units in this offering." Please state the number of non-managing sponsor investors who
have expressed an interest in purchasing shares in the offering, and address whether the
limited number of public investors would impact the company   s
                                                        listing eligibility.
 Chris Ehrlich
Launch One Acquisition Corp.
May 22, 2024
Page 2

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,
FirstName LastNameChris Ehrlich
                                                        Division of Corporation
Finance
Comapany NameLaunch One Acquisition Corp.
                                                        Office of Real Estate &
Construction
May 22, 2024 Page 2
cc:       Stuart Neuhauser, Esq.
FirstName LastName